SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

TRW INC.

(Name of Subject Company)

TRW INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share

Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108

872649504
872649603
(CUSIP Number of Class of Securities)

William B. Lawrence

Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule
14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002 and April 17, 2002. Except as otherwise indicated, the information set forth in the original Schedule
14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Item 8(a) is hereby amended by adding the following disclosure at the end of the subsection entitled Litigation:

      On April 17, 2002, TRW filed a motion in the United States District Court for the Northern District of Ohio seeking a temporary restraining order postponing the Control Share Acquisition shareholder meeting from April 22, 2002 until May 3, 2002. In support of its motion, TRW argued that the postponement was necessary because there was not sufficient time for TRW's Board to communicate to the shareholders its position on Northrop's Revised Offer, and for the shareholders to review that material information prior to April 22, 2002. TRW also argued that without a postponement, TRW shareholders who have already sent their proxies in will not have the ability to change their votes and, therefore, will be disenfranchised. The Court held a hearing on April 18, 2002 and at such hearing the Court entered an order postponing the Control Share Acquisition shareholder meeting until May 3, 2002. The Court further stayed the execution of its order for two days during which time Northrop may seek an appeal in the United States Court of Appeals for the Sixth Circuit. On April 19, 2002, Northrop issued a press release stating that it would not seek an appeal of the District Court's order.

ITEM 9. EXHIBITS

      Item 9 is hereby amended by adding the following thereto:

Exhibit No.

(a)(18)	First Quarter 2002 Earnings Release Conference Call Presentation, dated April 17, 2002.

(a)(19)	Press Release issued by TRW on April 18, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ WILLIAM B. LAWRENCE

William B. Lawrence
Executive Vice President, General
Counsel and Secretary

Dated: April 19, 2002